December 8, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mr. John Cash

Re:

Ameri Metro, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2014

Filed November 13, 2014

File No. 0-54546

Dear Mr. Cash:

We are in receipt of your communication dated November 24th, 2014. In that letter one of the items requested from us is:

3. Please amend your annual report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

The Company does not believe the above comments apply to our circumstances and does not believe an amendment is appropriate. T he company is currently below the revenues threshold of $250 million, and as you may be aware, the House Financial Services Committee approved legislation that would exempt companies with less than $250 million in annual revenue from having to file their financial reports in Extensible Business Reporting Language, or XBRL. Requiring our Company to report these exhibits would put a financial hardship on the Company at this stage of its Revenue. A cost-benefit analysis shows that currently the benefits to issuers outweigh the costs. Currently we do not have a ticker symbol  and our stocks are not being traded in the open market.

We respectfully, request the SEC to waive this requirement for our company, until such time, when the Company is revenue producing and ready to launch its IPO in the public market.

Sincerely,

By: /s/Naresh Mirchandani

Naresh Mirchandani

Chief Financial Officer